SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 913915104	Page 2 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,601,724
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,601,724
11.	Aggregate amount beneficially owned by each reporting person 3,601,724
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.9%
14.	Type of reporting person (see instructions) OO, IA

SCHEDULE 13D

CUSIP No. 913915104	Page 3 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,742,231
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,742,231
11.	Aggregate amount beneficially owned by each reporting person 2,742,231
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.3%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 913915104	Page 4 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,167,822
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,167,822
11.	Aggregate amount beneficially owned by each reporting person 2,167,822
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.9%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 913915104	Page 5 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 574,409
	9.	Sole dispositive power 0
	10.	Shared dispositive power 574,409
11.	Aggregate amount beneficially owned by each reporting person 574,409
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 913915104	Page 6 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,601,724
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,601,724
11.	Aggregate amount beneficially owned by each reporting person 3,601,724
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.9%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 913915104	Page 7 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 41,475(1)
	8.	Shared voting power 3,601,724
	9.	Sole dispositive power 41,475(1)
	10.	Shared dispositive power 3,601,724
11.	Aggregate amount beneficially owned by each reporting person 3,643,199
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.0%
14.	Type of reporting person (see instructions) IN

(1)	This represents securities that are held directly by Christopher Shackelton, his spouse and trusts for the benefit of his descendants.

SCHEDULE 13D

CUSIP No. 913915104	Page 8 of 11 Pages

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G as last amended by Amendment No. 2 filed on January 11, 2016 with the Securities and Exchange Commission (the “SEC”) by Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”), relating to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Universal Technical Institute, Inc. (the “Issuer”), a corporation organized under the laws of Delaware. This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the common stock, $0.0001 par value per share, of Universal Technical Institute, Inc., a corporation organized under the laws of Delaware. The principal executive offices of the Issuer are located at 16220 North Scottsdale Road, Suite 100, Scottsdale, AZ 85254.

Item 2.	Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	CCM, a Delaware limited liability company;

•	CC, a Delaware limited liability company;

•	CCP, a Delaware limited partnership;

•	CCP2, a Delaware limited partnership ;

•	Gray; and

•	Shackelton.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and CCP2, which are investment limited partnerships. CC is the General Partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 913915104	Page 9 of 11 Pages

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$8,379,602
CCP2	Working Capital	$2,237,327
Separate Account	Working Capital	$3,322,359

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 24,234,487 Common Stock outstanding as of January 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on February 5, 2016.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 913915104	Page 10 of 11 Pages

(c)	The Reporting Persons effected the following transaction in the Common Stock in open market transactions on the dates indicated, and such transaction is the only transaction in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP2	Purchase	3/18/2016	19,000	$4.75

(d)	Except as set forth in Item 6 hereof, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 hereof is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1*	Joint Filing Agreement, dated March 21, 2016

*	Filed herewith.

SCHEDULE 13D

CUSIP No. 913915104	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: March 21, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact